Exhibit 99.1

CONTACTS
Fred Hawrysh	Frank Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
1.646 223 5285	1.646 223 5288
fred.hawrysh@thomsonreuters.com	frank.golden@thomsonreuters.com

Victoria Brough
Head of Corporate Communications, EMEA
+44 (0) 207 542 8763
victoria.brough@thomsonreuters.com

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
Q4 pro forma revenues up 5% before currency; underlying operating profit up 13%
Full-year pro forma revenues up 8%; underlying operating profit up 19%
Integration savings target raised
Board approves $0.04 annual dividend increase

NEW YORK, NY, February 24, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported strong results for the fourth quarter and full year ended December 31, 2008.  These results reflect balanced contributions across the company’s portfolio of businesses, despite very challenging market conditions.

•	Pro forma fourth-quarter revenues of $3.4 billion, an increase of 5% before currency (flat after the impact of currency).1

•	Full-year pro forma revenues of $13.4 billion, an increase of 8% (currency had no impact).

•	GAAP revenues increased 68% for the fourth quarter and 60% for 2008, primarily due to the Reuters acquisition, which was completed on April 17, 2008.

•	Fourth-quarter diluted earnings per common share of $0.79 and pro forma adjusted diluted earnings per share of $0.57.

•	2008 diluted earnings per share of $1.81 and pro forma adjusted diluted earnings per share of $1.91.

•	Fourth-quarter free cash flow of $694 million and underlying free cash flow of $829 million. 2

•	2008 free cash flow of $1.8 billion and underlying free cash flow of $2.3 billion. 2

“I am very pleased with the operating performance of Thomson Reuters in 2008, as well as the significant progress we achieved in integrating the acquired Reuters business,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

1 Pro forma financial information disclosed in this news release assumes that Thomson’s acquisition of Reuters closed on January 1, 2007.  Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in GAAP results.  For more information, see the explanatory note on page 10.

2 Underlying free cash flow for the fourth quarter and full year excludes one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

“As major economies slid into recession in 2008, we nonetheless continued to perform well, thanks to our proven business model of providing must-have content and services to professionals and our well-balanced set of businesses, both by market and geography.

 “I am especially pleased we have been able to accelerate the Reuters integration, significantly increase the savings we expect to achieve, and reach our goal of becoming ‘one company in one year’.  While considerable work remains to consolidate operations and migrate customers to the new strategic products we will launch this year, we are beginning to benefit from the advantages of increased scale.

“Based on the current environment in the markets we serve, we expect our revenues to grow in 2009,” said Mr. Glocer.

Consolidated Pro Forma Financial Highlights – Fourth-Quarter 2008

•	Revenues were $3.4 billion, an increase of 5% before currency and flat after currency.
•	Underlying operating profit increased 13% to $833 million. 3
•	Underlying operating profit margin increased 280 basis points to 24.4%.

Consolidated Pro Forma Financial Highlights – Full-Year 2008

•	Revenues increased 8% to $13.4 billion. There was no impact from currency.
•	In 2008, revenues were 58% from the Americas, 32% from Europe, the Middle East and Africa, and 10% from Asia.
•	Underlying operating profit increased 19% to $2.8 billion. 3
•	Underlying operating profit margin increased 190 basis points to 20.7%.

Fourth-Quarter and Full-Year Business Segment Highlights

Professional Division

▪
Fourth-quarter revenues were $1.5 billion, an increase of 6% before currency (up 3% after currency) driven by online, software and services revenue growth of 10% slightly offset by a 1% decline in print and CD revenues.

3 Pro forma underlying operating profit excludes amortization of intangibles, fair value adjustments, costs associated with integration and synergy programs and other items affecting comparability.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

•
Fourth-quarter operating profit was $511 million, an 8% increase from the prior-year period.  Operating profit margin was 34.4%, compared to 32.7% in the fourth quarter of 2007, with all segments of the Professional Division demonstrating margin expansion.  Operating profit growth and margin expansion were due to strong revenue flow-through.

•
Full-year revenues grew 8% to $5.5 billion (currency had no impact). Growth was driven by online, software and services product offerings which grew 8% and included strength from key products like FindLaw and Elite in Legal, Checkpoint in Tax & Accounting, ISI Web of Knowledge / Web of Science in Scientific and Medstat Advantage Suite in Healthcare.

•	Full-year 2008 operating profit increased 9% to $1.6 billion. Operating profit margin was 29.5%, representing a 20 basis point improvement.

Legal

•
Fourth-quarter revenues were $887 million, up 6% before currency (up 1% after currency) primarily due to continued strength in international online products, and growth in Westlaw and within software and services led by FindLaw.

•
Fourth-quarter operating profit was $282 million, a 4% increase.  The corresponding margin of 31.8% represented a 70 basis point improvement from a year ago.  Margin expansion was due to strong revenue flow-through and efficiency savings.

•
For the full year, revenues increased 6% to $3.5 billion driven by continued strong performance from Westlaw, and double-digit growth from international online products.  FindLaw and Elite helped more than offset slowing ancillary (additional services above base subscription) revenues.  Print and CD revenues were up 1% for the year.

•	Full-year operating profit increased 9% to $1.1 billion, with the related margin increasing 60 basis points to 32.1%.

Tax & Accounting

•
Fourth-quarter revenues increased 13% to $281 million. Growth was driven by core products Checkpoint, UltraTax, and the acquisition of Property Tax Services. Checkpoint has now recorded 24 consecutive quarters of double-digit revenue growth.

•
Fourth-quarter operating profit increased 27% to $113 million, while the related margin increased 430 basis points to 40.2%.  Operating profit and margin growth primarily reflected strong revenue flow-through, benefits of efficiency initiatives and the impact of purchase accounting adjustments compared to the prior year period.  As in past years, about 50% of the unit’s operating profit was generated in the fourth quarter.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

•	Full-year revenues rose 22% to $861 million. Growth was driven by strong performance in core products such as Checkpoint, which grew 18% for the year.
•
Full-year operating profit increased 19% to $219 million, while the operating profit margin decreased 70 basis points to 25.4%.  Margins were lower due to the impact of acquisition accounting and an increase in revenues from faster growing services businesses, which have had lower margins to date.

Scientific

•
Fourth-quarter revenues were $159 million, up 6% before currency (flat after currency). Growth was driven by strength in ISI Web of Knowledge / Web of Science subscriptions.  Results for Scientific exclude the impact of Dialog, which was sold in July 2008.

•
Fourth-quarter operating profit was $54 million, representing a 2% increase.  The related margin increased 70 basis points to 34.0%, primarily due to solid cost controls and favorable currency trends, offset by investments in growth initiatives, primarily in Asia.

•
Full-year revenues were $604 million, up 8% before currency (up 7% after currency). Growth was led by a double-digit increase from ISI Web of Knowledge / Web of Science.  These gains helped to offset softening in one-time revenues.

•	Full-year operating profit grew 4% to $171 million with the related margin decreasing 70 basis points to 28.3%, primarily due to incremental investments in Asia.

Healthcare

•
Fourth-quarter revenues were $160 million, a 1% increase.  Growth was driven by the Payer business which demonstrated strength across all segments, led by the Medstat Advantage Suite.  Excluding the results for PDR (Physicians Desk Reference), which we intend to sell, revenues were up 6%.

•
Fourth-quarter operating profit increased 9% to $62 million, and the related margin increased 270 basis points to 38.8%.  As in past years, about 70% of Healthcare’s operating profit was generated in the fourth quarter.

•
Full-year revenues increased 4% to $468 million. Revenue growth in 2008 was impacted by a decline in PDR revenues.  Double-digit growth in the Payer segment offset continued declines from PDR.  Excluding PDR, full-year revenue growth was 7%.

•
Full-year operating profit was $85 million, unchanged compared to 2007.  The related margin decreased 60 basis points to 18.2%, with operating profit and margin affected in part by the decline in PDR revenues.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Markets Division Pro Forma Results

•
Fourth-quarter 2008 revenues were $1.9 billion, up 4% before currency (down 2% after currency).  The Markets Division continued to demonstrate solid performance, despite extreme volatility in the financial sector due to competitive wins, a broad global customer mix, and a breadth of offerings.  Growth was led by continued momentum in the Enterprise, Investment & Advisory, and Sales & Trading businesses.   In the fourth quarter, 7% revenue growth in the Europe, Middle East and Africa region led all geographic areas, while Asia grew 4% and the Americas declined 1%.

•
Fourth-quarter operating profit increased 7% to $365 million and the related margin increased 160 basis points to 19.0%, reflecting the continued benefits of synergies, efficiency initiatives and tight cost management.

•
Full-year revenues were $7.9 billion, up 6% before currency (up 7% after currency). Growth was spread across the division and was driven by strong performance from Enterprise solutions, Investment Management, Corporate Services, Commodities & Energy and Treasury units.

•
Full-year operating profit increased 26% to $1.4 billion, with the corresponding margin increasing 260 basis points to 17.7%. The margin expansion was driven by revenue growth and the benefits of the integration and savings programs.

Sales & Trading

•
Fourth-quarter revenues were $888 million, up 2% before currency (down 4% after currency). Sales & Trading generates revenue from the sale of desktop products, as well as trading systems.  Growth was generated by transaction volumes driven by volatile markets, offset by headcount reductions in the industry.

•
Full-year revenues were $3.8 billion, up 4% before currency (up 5% after currency).  Growth was driven by double-digit increases in Commodities & Energy and Tradeweb, as well as good performance in Treasury and foreign exchange transaction products.  Growth was particularly strong outside North America.

Investment & Advisory

•
Fourth-quarter revenues were $582 million, up 5% before currency (down 1% after currency).  Investment Management, Wealth Management and Corporate Services all contributed solidly to the quarter’s results. Despite large reductions in client assets under management from weak performance and redemptions, Investment Management continued to perform well with an 8% growth in revenues, as demand grew for datafeeds and analytics products, such as QAI and Starmine.  Retail Wealth Management and Corporate Services grew 7% and 9%, respectively.  Wealth Management revenues were driven by strong sales of ThomsonONE and from strength in the transaction processing business, BETA, which benefited from high market volumes.  The Corporate Services business continued to drive growth through geographic expansion and cross selling.  As anticipated, Investment Banking revenues declined for the quarter as the economic environment continued to have an adverse impact on its customer base.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

•
Full-year revenues were $2.4 billion, up 8% before currency (up 7% after currency).  Growth was driven by strong demand for datafeeds and analytics products in the Investment Management segment.  The Corporate Services business grew revenues in double-digits, and Retail Wealth Management grew 5%, led by BETA.  These segments helped to offset a challenging year for the Investment Banking unit.

Enterprise

•
Fourth-quarter revenues were $350 million, up 13% before currency (up 5% after currency).  Growth was driven by the increasing demand for automated information and management solutions, including pricing and reference datafeeds and risk and information management systems.

•
Full-year revenues were $1.3 billion, up 13% before currency (up 14% after currency). Growth was driven by strong performance in the Enterprise and Information Management System segments as customers continue to seek ways to reduce risk, drive efficiencies and increase returns.

Media

•
Fourth-quarter revenues were $106 million, down 5% before currency (down 11% after currency).   The decline in the quarter was attributable to modest weakness in the Agency business and marked slowdowns in the advertising-driven Consumer and Professional Publishing segments.

•
Full-year revenues were $450 million, comparable to last year before currency (up 4% after currency).  Increases within Agency and Consumer segments were offset by a decline in Professional Publishing revenues.  Advertising spending in Consumer and Professional Publishing segments slowed towards the end of 2008.

Corporate and Other Pro Forma Results

•
Fourth-quarter Corporate and Other expenses increased $34 million to $140 million,  primarily due to $123 million of integration and synergy related costs, which were $55 million higher than the integration and synergy costs in the fourth quarter of 2007.  These expenses were partially offset by favorable non-cash fair value currency related adjustments.  Core Corporate and Other costs were $43 million compared to $76 million in the prior period, reflecting the benefits of the integration program.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

•
Full-year Corporate and Other expenses increased $78 million to $502 million, primarily due to $362 million of integration and synergy-related costs which increased $209 million compared to the prior year.  These expenses were partially offset by favorable non-cash fair value currency related adjustments.  Core Corporate and Other costs were $243 million compared to $257 million in 2007.

Integration Programs

•
As Thomson Reuters progressed with the execution of its Reuters integration plan, the company identified significant additional opportunities for cost savings. Thomson Reuters now expects $1 billion in annualized cost savings from integration programs by the end of 2011, up from $750 million of savings projected in May 2008. This raises the overall savings target (including legacy efficiency programs) to $1.4 billion.

•
Across all integration and legacy efficiency programs, Thomson Reuters achieved combined run-rate savings of $750 million as of December 31, 2008.  The 2008 cost required to achieve these savings through December 31 was approximately $362 million.

•
Thomson Reuters is now beginning the second phase of the acquisition integration, which includes retiring legacy products and systems to simplify the business and help make it more agile, responsive and profitable. In 2009, Thomson Reuters will roll out new strategic products, consolidate data centers and capture revenue synergies.

Consolidated GAAP Financial Highlights – Fourth-Quarter 2008 (GAAP financial information does not include the results of Reuters prior to the closing date of April 17, 2008.)

•	Revenues were $3.4 billion, a 68% increase, primarily due to the acquisition of Reuters.
•
Operating profit was $689 million, an increase of 68%.  The increase was due to both additional profit from existing businesses and the Reuters acquisition, which offset costs associated with the acquisition as well as integration programs.

•
Earnings attributable to common and ordinary shares were $656 million, or $0.79 per share, compared to $432 million, or $0.67 per share, in the same period in 2007.  Earnings in the fourth quarter of 2007 included $123 million related to discontinued operations.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

•
Net cash provided by operations in the fourth quarter was $1 billion compared to $659 million a year ago.  Free cash flow was $694 million.  After adjusting for one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs, underlying free cash flow was $829 million.

Consolidated GAAP Financial Highlights – Full-Year 2008 (GAAP financial information does not include the results of Reuters prior to the closing date of April 17, 2008.)

•	Revenues were $11.7 billion, an increase of 60%, primarily due to the acquisition of Reuters.
•
Operating profit was $1.7 billion, a 31% increase, as additional profit from existing businesses and the Reuters acquisition offset costs associated with the acquisition as well as integration programs.

•
Earnings attributable to common and ordinary shares were $1.4 billion, or $1.81 per share on a diluted basis, compared to $4 billion, or $6.20 per share on a diluted basis in 2007.  Earnings for 2007 included $2.9 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning’s higher education assets.

•
Net cash provided by operations in 2008 was $2.8 billion compared to $1.8 billion a year ago.  Free cash flow was $1.8 billion and, after adjusting for one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs, underlying free cash flow was $2.3 billion.

2009 Business Outlook (Before Currency)

Based on the current environment in the markets we serve, Thomson Reuters expects its revenues to grow in 2009. We also expect underlying operating margin to be comparable to 2008, supported by revenue growth and the expected savings from integration and synergy programs.  Underlying free cash flow is expected to be comparable to 2008, adjusted for certain timing related items.

Dividend

The Board of Directors approved an increase in the quarterly dividend. On an annualized basis, 2009 dividends will increase $0.04 per share.  The quarterly dividend of $0.28 per share is payable on March 26, 2009 to shareholders of record as of March 6, 2009.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year results today beginning at 10:00 a.m. U.S. Eastern Standard Time (EST)/ 3:00 p.m. GMT.  To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “Earnings Webcasts” on the left side of the “Investor Relations” page.  A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary.

All references to growth rate percentages compare the results of the period to those of the prior year comparable period.

NON-GAAP FINANCIAL MEASURES

This news release includes certain non-GAAP financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-GAAP financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP. Non-GAAP financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable Canadian GAAP measures in the following tables.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

In this news release, Thomson Reuters refers to growth rates before and after currency so that its results can be viewed without the impact of changes in foreign currency exchange rates. Thomson Reuters believes this facilitates period-to-period comparisons of its fourth-quarter and full-year 2008 results.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. Pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson under Canadian GAAP prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. Pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. Pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma information reflects the impacts of purchase accounting but excludes deal-related expenses.  The impacts of purchase accounting were based on preliminary estimates during the course of 2008, but were finalized in the fourth quarter. These adjustments have been reflected in the full-year pro forma results as though they had been recorded at the finalized amounts in earlier quarters.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the section under the heading “2009 Business Outlook”, includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects.  Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors.   These and other factors are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities.  Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Pro Forma Thomson Reuters
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2008	2007	Change	Organic	2008	2007	Change	Organic
Pro Forma Revenues
Legal	$887	$875	1%	5%	$3,531	$3,318	6%	6%
Tax & Accounting	281	248	13%	11%	861	705	22%	10%
Scientific	159	159	0%	6%	604	565	7%	4%
Healthcare	160	158	1%	1%	468	452	4%	4%
Professional Division	1,487	1,440	3%	6%	5,464	5,040	8%	6%
Sales & Trading	888	927	-4%	2%	3,828	3,640	5%	4%
Investment & Advisory	582	585	-1%	4%	2,371	2,207	7%	7%
Enterprise	350	333	5%	13%	1,295	1,139	14%	13%
Media	106	119	-11%	-5%	450	432	4%	0%
Markets Division	1,926	1,964	-2%	4%	7,944	7,418	7%	6%
Intercompany eliminations	(1)	(3)			(9)	(16)
Pro Forma Revenues – Ongoing Businesses(1)	3,412	3,401	0%	5%	13,399	12,442	8%	6%
Purchase accounting difference (1)	--	--			--	(86)
Disposals(2)	--	21			42	86
Pro Forma Revenues	$3,412	$3,422	0%		$13,441	$12,442	8%

Pro Forma Operating Profit
Legal	$282	$272	4%		$1,135	$1,044	9%
Tax & Accounting	113	89	27%		219	184	19%
Scientific	54	53	2%		171	164	4%
Healthcare	62	57	9%		85	85	0%
Professional Division	511	471	8%		1,610	1,477	9%
Markets Division	365	341	7%		1,406	1,117	26%
Corporate and Other	(140)	(106)			(502)	(424)
Amortization	(126)	(134)			(511)	(524)
Pro Forma Operating profit – Ongoing Businesses(1)	610	572	7%		2,003	1,646	22%
Purchase accounting difference(1)	--	--			--	(86)
Disposals(2)		2			5	11
Impairment of assets held for sale	--	--			(72)	--
Pro Forma Operating Profit	$610	$574	6%		$1,936	$1,571	23%

Pro Forma Thomson Reuters
Reconciliation of Operating Profit to Underlying Operating Profit
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,

	2008	2007	Change	2008	2007	Change

Pro Forma Operating Profit	$610	$574	6%	$1,936	$1,571	23%
Adjustments:
Amortization	126	134		511	524
Purchase accounting difference	--	--		--	86
Disposals	--	(2)		(5)	(11)
Impairment of assets held for sale	--	--		72	--
Fair value adjustments	(26)	(4)		(103)	48
Integration and synergy costs	123	68		362	153
Pension	--	(34)		--	(34)
Pro Forma Underlying Operating Profit(3)	$833	$736	13%	$2,773	$2,337	19%
Pro Forma Underlying Operating Profit Margin %(3)	24.4%	21.6%		20.7%	18.8%

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Pro Forma Thomson Reuters
Reconciliation of Underlying Operating Profit to Adjusted Earnings From Continuing Operations
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended December 31, 2008	Twelve Months Ended December 31, 2008

Pro Forma Underlying Operating Profit(3)	$833	$2,773
Integration and synergy costs	(123)	(362)
Net interest expense(4)	(102)	(434)
Income taxes(5)	(121)	(367)
Tradeweb ownership interests	(8)	(17)
Dividends declared on preference shares	(1)	(5)
Pro Forma Adjusted Earnings – Ongoing Businesses(6)	$478	$1,588
Pro Forma Adjusted Basic Earnings Per Share – Ongoing Businesses	$0.58	$1.92
Pro Forma Adjusted Diluted Earnings Per Share – Ongoing Businesses	$0.57	$1.91

Pro forma basic weighted average common and ordinary shares(7)	825.7	828.6
Pro forma diluted weighted average common and ordinary shares(8)	831.7	833.0

Pro Forma Thomson Reuters
Division and Business Segment Depreciation
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2007	2008	2007
Pro Forma Depreciation by Segment
Professional Division
Legal	$(59)	$(52)	$(235)	$(205)
Tax & Accounting	(8)	(6)	(30)	(21)
Scientific	(10)	(7)	(35)	(28)
Healthcare	(6)	(7)	(25)	(24)
Professional Division	(83)	(72)	(325)	(278)
Markets Division	(157)	(149)	(617)	(626)
Corporate and Other	(13)	(4)	(21)	(14)
Pro Forma Depreciation – Ongoing Businesses	(253)	(225)	(963)	(918)
Disposals	--	(2)	(1)	(4)
Total Pro Forma Depreciation	$(253)	$(227)	$(964)	$(922)

(1)
Pro forma revenues from ongoing businesses and pro forma operating profit from ongoing businesses exclude the results of disposals (see note (2) below).  These revenues exclude the initial one-time purchase accounting adjustment related to acquired revenue.  Pro forma operating profit has been restated to reflect purchase accounting adjustments based on the final valuation of net assets acquired.

(2)	Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.
(3)
Pro forma underlying operating profit excludes amortization of acquired intangible assets, fair value adjustments, the impairment of assets held for sale, costs associated with integration and synergy programs, and other items affecting comparability.  Pro forma underlying operating profit excludes the results of disposals as well as the initial one-time purchase accounting adjustments related to acquired revenue.  Pro forma underlying operating profit margin is the pro forma underlying operating profit expressed as a percentage of pro forma ongoing revenues.

(4)
Pro forma net interest expense for the three months ended December 31, 2008 equals actual interest expense.  Pro forma net interest expense for the twelve months represents a pro rata portion of full year pro forma interest expense of $450 million through June 2008 plus actual net interest expense for the six months ended December 31, 2008.

(5)	Pro forma income taxes are calculated using an effective tax rate of 25%.
(6)
Pro forma adjusted earnings from ongoing operations and pro forma adjusted earnings per share from ongoing operations include costs associated with the integration and synergy programs, but exclude non-recurring items, discontinued operations, the results of disposals (see note (2) above) and other items affecting comparability.  Pro forma adjusted earnings per share from ongoing operations does not represent actual earnings per share attributable to shareholders.

(7)
Pro forma basic weighted average common and ordinary shares includes approximately 194.1 million Thomson Reuters PLC shares issued to former Reuters Group PLC shareholders on April 17, 2008 as if the shares were outstanding from January 1, 2008, the beginning of the periods presented.

(8)
Pro forma diluted weighted average common and ordinary shares includes the effect of Reuters Group PLC options and other awards assumed in the acquisition from January 1, 2008, the beginning of the periods presented.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Thomson Reuters Corporation
Consolidated Statement of Earnings
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2007	2008	2007

Revenues	3,412	2,033	11,707	7,296
Cost of sales, selling, marketing, general and administrative expenses	(2,367)	(1,436)	(8,700)	(5,275)
Depreciation	(306)	(120)	(831)	(468)
Amortization	(50)	(67)	(411)	(256)
Impairment of assets held for sale	--	--	(72)	--
Operating profit	689	410	1,693	1,297
Net other income (expense)	249	(40)	304	(34)
Net interest (expense) income and other financing costs	(102)	52	(224)	(12)
Income taxes	(187)	(111)	(351)	(155)
Tradeweb ownership interests	(8)	--	(17)	--
Earnings from continuing operations	641	311	1,405	1,096
Earnings from discontinued operations, net of tax	16	123	--	2,908
Net earnings	657	434	1,405	4,004
Dividends declared on preference shares	(1)	(2)	(5)	(6)
Earnings attributable to common and ordinary shares	656	432	1,400	3,998

Basic earnings per share	$0.79	$0.67	$1.82	$6.24
Diluted earnings per share	$0.79	$0.67	$1.81	$6.20

Basic weighted average common and ordinary shares	825,737,282	641,393,907	770,837,612	641,157,718
Diluted weighted average common and ordinary shares	831,688,580	644,516,692	775,179,027	644,430,796

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Thomson Reuters Corporation
Consolidated Balance Sheet
(millions of U.S. dollars)
(unaudited)

	December 31, 2008	December 31, 2007
Assets
Cash and cash equivalents	841	7,497
Accounts receivable, net of allowances	1,780	1,565
Prepaid expenses and other current assets	952	512
Deferred income taxes	100	104

Current assets	3,673	9,678

Computer hardware and other property, net	1,555	731
Computer software, net	1,298	721
Identifiable intangible assets, net	8,596	3,438
Goodwill	19,348	6,935
Other non-current assets	1,550	1,328

Total assets	36,020	22,831

Liabilities and shareholders’ equity

Liabilities
Short-term indebtedness	13	183
Accounts payable and accruals	2,710	1,536
Deferred revenue	1,196	1,108
Current portion of long-term debt and finance lease obligations	672	412

Current liabilities	4,591	3,239

Long-term debt and finance lease obligations	6,834	4,264
Other non-current liabilities	1,723	783
Deferred income taxes	2,674	974

Minority interest in equity of consolidated affiliate	72	--

Shareholders’ equity
Capital	11,135	2,932
Retained earnings	10,969	10,355
Accumulated other comprehensive (loss) income	(1,978)	284

Total shareholders’ equity	20,126	13,571

Total liabilities and shareholders’ equity	36,020	22,831

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2007	2008	2007
Cash provided by (used in):

Operating activities
Net earnings	657	434	1,405	4,004
Remove earnings from discontinued operations	(16)	(123)	--	(2,908)
Add back (deduct) items not involving cash:
Depreciation	306	120	831	468
Amortization	50	67	411	256
Net gains on disposals of businesses and investments	(6)	--	(35)	(8)
Impairment of assets held for sale	--	--	72	--
Deferred income taxes	117	(54)	32	(124)
Other, net	(249)	58	(125)	258
Changes in working capital and other items	146	71	192	(136)
Cash provided by (used in) operating activities – discontinued operations	--	86	(22)	6
Net cash provided by operating activities	1,005	659	2,761	1,816

Investing activities
Acquisitions, less cash acquired	(204)	(173)	(8,502)	(488)
(Payments for) proceeds from disposals of discontinued operations, net of income taxes paid	--	(899)	(65)	7,151
(Payments for) proceeds from disposals, net of income taxes paid	(27)	7	244	18
Capital expenditures, less proceeds from disposals	(317)	(225)	(906)	(608)
Other investing activities	7	(4)	(26)	(37)
Capital expenditures of discontinued operations	--	--	--	(97)
Acquisitions by discontinued operations	--	--	--	(54)
Other investing activities of discontinued operations	--	--	(7)	(2)
Net cash (used in) provided by investing activities	(541)	(1,294)	(9,262)	5,883

Financing activities
Proceeds from debt	--	794	7,600	794
Repayments of debt	(408)	--	(5,487)	(249)
Net borrowings (repayments) under short-term loan facilities	--	190	(1,065)	(180)
Purchase of sterling call options	--	--	--	(76)
Repurchase of common and ordinary shares	(11)	(93)	(522)	(168)
Dividends paid on preference shares	(1)	(2)	(5)	(6)
Dividends paid on common and ordinary shares	(180)	(153)	(842)	(612)
Other financing activities, net	2	14	207	33
Net cash (used in) provided by financing activities	(598)	750	(114)	(464)

Translation adjustments	(8)	(73)	(41)	(72)
(Decrease) increase in cash and cash equivalents	(142)	42	(6,656)	7,163
Cash and cash equivalents at beginning of period	983	7,455	7,497	334
Cash and cash equivalents at end of period	841	7,497	841	7,497

Thomson Reuters Reports Fourth-Quarter and Full-Year 2008 Results
February 24, 2009

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2008	2007	2008	2007
Net cash provided by operating activities	1,005	659	2,761	1,816
Capital expenditures	(317)	(225)	(906)	(608)
Other investing activities	7	(4)	(26)	(37)
Capital expenditures of discontinued operations	--	--	--	(97)
Other investing activities of discontinued operations	--	--	(7)	(2)
Dividends paid on preference shares	(1)	(2)	(5)	(6)
Free cash flow	694	428	1,817	1,066

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund new acquisitions.

In 2008, free cash flow was affected by certain unusual items.  The following analysis removes these items to derive our underlying free cash flow:

	Three Months Ended December 31, 2008	Twelve Months Ended December 31, 2008

Free cash flow	$694	$1,817
One-time Reuters acquisition, integration and synergy costs	135	518
Underlying free cash flow	829	2,335
Adjustments for certain items	--	(450)
	829	1,885

To provide a more Normalized 2008 Free Cash Flow number we adjust for two timing related items:

1.	Interest costs which were substantially lower in 2008 since we benefitted from having interest income and only a partial year of interest expense related to the Reuters acquisition debt.
2.	And last year’s figure does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year, which will be reflected in 2009.